FORM 6 - K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the month of July 2005

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes                      No      X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Attached to this report is a copy of the second quarter press release and supplemental data, dated July 27, 2005, pertaining to the financial condition and results of operations at and for the quarter ended June 30, 2005. The consolidated financial information of the registrant included in the press release and the supplemental data were prepared on the basis of accounting principles generally accepted in Venezuela, which differ in certain important respects from accounting principles generally accepted in the United States. The financial results for the quarter ended June 30, 2005 are unaudited.

This report may contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. The registrant desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

From:	Compañía Anónima Nacional	For Release:	FOR IMMEDIATE RELEASE
Teléfonos de Venezuela (Cantv)
	NYSE: VNT	Contact:	Cantv Investor Relations
+011 58 212 500-1831 (Main)
+011 58 212 500-1828 (Fax)
Email: invest@cantv.com.ve

The Global Consulting Group
	July 27, 2005		Lauren Puffer
646 284-9426 (US)
Email: lpuffer@hfgcg.com

CANTV ANNOUNCES SECOND QUARTER 2005 RESULTS

Strong growth in Mobile and Broadband drove 11.1% Revenue increase. EBITDA and EBITDA margin dropped. The Company updates its 2005 guidance.

HIGHLIGHTS

•	Total revenue grew 11.1% over second quarter 2004 due to strong Mobile and Broadband growth.

•	Mobile and Broadband customer bases, respectively, posted 27.6% and 86.9% increases over second quarter 2004.

•	Second quarter mobile net additions exceeded 400 thousand and increased our mobile customer base to nearly 3.6 million subscribers.

•	Continued strong ABA (ADSL) sales increased our customer base to 212 thousand subscribers, a 13.7% sequential increase over first quarter 2005 and a 103.8% increase over second quarter 2004.

•	Continued fixed customer base year over year growth of 8.2%.

•	Second quarter 2005 EBITDA was 27.9% lower than a year ago as a result of growth-related increases in costs, change in the accounting treatment of post retirement benefit obligations expense and an increase in labor related legal contingencies. The last two drivers had no impact on free cash flow. EBITDA margin was 22%.

•	CAPEX increased Bs. 119.2 billion over first half 2004. The increase is consistent with the Company’s 2005 initiatives to expand coverage and capacity and improve the quality of its service offerings.

•	Due to positive results in the mobile market and other considerations, the Company is updating its guidance. 2005 revenue growth range is now projected at 12% - 17% and EBITDA is estimated to decline within a range of 5% to 10%, respectively.

•	Cantv received an adverse decision in the lawsuit regarding the adjustment of pensions of retirees of Cantv. A preliminary evaluation indicates that the decision will have a material impact on Cantv’s financial condition, including a significant impact on its shareholders’ equity. Cantv is evaluating its legal alternatives, including the request of a judicial review of the decision. The potential effect of the adverse decision in the lawsuit regarding the adjustment of pensions of retirees of Cantv is not included in the guidance review.

Financial results are stated in accordance with Generally Accepted Accounting Principles in Venezuela. Amounts in Bolivars (the local currency) have been adjusted for inflation as of June 30, 2005. Translation of financial statements data to US$ has been performed, solely for the convenience of the reader, converting Bolivar amounts at the current official exchange rate of Bs. 2,150 per US$1.

CANTV 2Q05 Earnings Commentary – July 27, 2005	NYSE: VNT	1

INITIAL NOTES

•	On July 26, 2005, Cantv received an adverse decision of the Social Chamber of the Supreme Court of Venezuela in the lawsuit brought by Federación Nacional de Jubilados y Pensionados de Teléfonos de Venezuela (“FETRAJUPTEL”) (the Venezuelan National Telephone Association of Retirees and Pensioners) regarding the adjustment of pensions of retirees of Cantv. The decision requires Cantv to index the pensions of all of its retirees. CANTV is reviewing the economic impact of this decision. A preliminary evaluation indicates that the decision will have a material impact on Cantv’s financial condition, including a significant impact on its shareholders’ equity. Cantv believes that the decision exceeds the guidelines issued by the Constitutional Chamber of the Supreme Court issued January 25, 2005. Cantv is evaluating the legal alternatives it may have, including the request of a judicial review of the decision by the Constitutional Chamber. Cantv expects that in the absence of favorable judicial relief, Cantv will be required to record significant additional pension liabilities and expenses in its financial statements.

•	Effective this quarter, Cantv has changed its 2005 accounting for pension and postretirement benefit obligations. In December 2004, International Accounting Standard (IAS) 21: The Effects of Changes in Foreign Exchange Rates (Revised 2003), was issued and defined pension and postretirement liabilities as monetary items. The change was effective for periods beginning on or after January 1, 2005. Prior to this guidance, the Company treated pension and postretirement benefit obligations as non-monetary items and used real interest rates in its actuarial determination of the related liabilities and expenses. When defined as monetary items, pension and postretirement obligations must use nominal instead of real rates in such calculations. This change resulted in higher June year to date operating expenses which were more than offset by the related monetary gains. Accordingly, our EBITDA and EBITDA margin declined while net income slightly improved. This change has no effect on free cash flow. First quarter 2005 results have been restated in accordance with this pronouncement. Additional expense of Bs. 22.5 billion and Bs. 38.1 billion was recorded for the first and second quarter of 2005; equivalent to an EBITDA margin reduction of 190 basis points and 318 basis points, respectively. The additional monetary gain generated by this change was Bs. 27.6 billion and Bs. 36.1 billion, respectively for first and second quarter 2005. Accordingly, Cantv’s net income reflects a net positive of Bs. 5.1 billion and a net negative Bs. 2.0 billion in the first and second quarters, respectively.

•	In March 2005, the Venezuelan Federation of Public Accountants published a Revised Statement of Accounting Principle No. 3 (DPC 3): Accounting for Income Taxes, effective for periods beginning after December 31, 2004. After an initial period of review and analysis, during the second quarter of 2005 the Company recorded the resulting deferred tax with retroactive recognition and restated all prior periods presented. This statement requires establishment of deferred tax assets and liabilities for the tax consequences of “temporary differences” between financial statement carrying amounts and the tax bases of the Company’s existing assets and liabilities. The deferred tax assets and liabilities were calculated by applying to these temporary differences the statutory tax rates expected to be in effect when they will be realized on the Company’s income tax filings. The main sources of temporary differences are book provisions that are not tax deductible until the event occurs and overhead which is tax deductible at the time of payment and depreciated in the financial statements over the useful lives of the related assets to which it was capitalized. The impacts to our June 30, 2005 balance sheet was an increase in net equity of Bs. 245.7 billion resulting from increases of Bs. 328.1 billion in assets partially offset by an increase of Bs. 82.4 billion in total liabilities.

CANTV 2Q05 Earnings Commentary – July 27, 2005	NYSE: VNT	2

KEY FINANCIAL AND OPERATING INDICATORS

Figure 1 - Key Financial Highlights and Operating Indicators

Billions of Bs. and %

	2Q05	2Q04	Inc./(Dec.)%
Revenue	1,197.7	1,077.8	119.9	11.1%
EBITDA	264.4	367.8	(103.4)	(28.1)%
EBITDA Margin	22%	34%	(1,200 bps )	N.M.
Net Income	4.6	114.2	(109.6)	(95.9)%
EPADS (Bs.)	42	1,031	(989)	(95.9)%

	2Q05-YTD	2Q04-YTD	Inc./(Dec.)%
Revenue	2,359.2	2,076.6	282.6	13.6%
EBITDA	675.5	757.0	(81.5)	(10.8)%
EBITDA Margin	29%	36%	(700 bps )	N.M.
Net Income	282.3	206.3	76.0	36.8%
EPADS (Bs.)	2,547	1,861	686	36.8%
CAPEX	338.7	176.1	162.6	92.3%
Free Cash Flow	368.9	547.4	(178.5)	(32.6)%
Debt payments	71.8	225.8	(154.0)	(68.2)%

	2Q05	2Q04	Inc./(Dec.)%
Subscribers (thousands)
Fixed	2,971	2,745	226	8.2%
Residential	2,282	2,082	200	9.6%
Non-residential	591	571	19	3.4%
Public Telephones	98	92	6	6.8%
Mobile	3,599	2,821	778	27.6%
Postpaid	231	209	23	10.8%
Prepaid	3,368	2,612	756	28.9%
Broadband	228	123	106	86.1%
ABA (ADSL) lines	212	104	107	103.2%
Private Circuits	16	18	(2)	(10.7)%
Traffic (millions of minutes)
Fixed Local	3,541	3,542	(1)	(0.0)%
Fixed DLD and ILD	615	634	(19)	(3.0)%
Mobile	758	605	153	25.3%

N.M. = Not meaningful

Note: further details are disclosed in additional tables posted in Cantv’s Investor Relations web page

REVENUE ANALYSIS

Strong mobile and broadband revenue continued to drive top line growth

Operating revenue totaled Bs. 1,197.7 billion during the second quarter of 2005, a Bs. 119.9 billion (11.1%) increase over second quarter 2004.

Second quarter 11.1% year-over-year revenue growth was driven by 36.3% and 25.1% increases in mobile and broadband, respectively; partially offset by a 4.1% decrease in fixed telephony revenue. As a percentage of total revenue, second quarter mobile revenue increased from 29.5% in second quarter 2004 to 36.2% in second quarter 2005 (See Figure 2).

Figure 2 – Revenue

Customer base growth in our three business segments contributed to our overall 11.1% revenue growth. The fixed telephony revenue decline resulted mainly from a decrease in real tariffs. Mobile revenue growth was driven by higher average revenue per user, a larger customer base, and increased handset sales. Broadband revenue increase resulted from a larger customer base.

Fixed

Eighth quarter of consecutive growth in access lines

Access Lines:

Total lines in service increased 8.2% on a year-over-year basis and exceeded 2,971 thousand lines as of June 30, 2005. Over 48 thousand net additions were generated during second quarter 2005, marking the eighth consecutive quarter of subscriber growth (see Figure 3).

CANTV 2Q05 Earnings Commentary – July 27, 2005	NYSE: VNT	3

Growth in access lines was driven by a 37,228 increase in residential lines and an 11,144 lines increase in the non-residential and public telephony segments’ lines. Our fixed line prepaid product continues to drive our fixed line growth with second quarter net additions of 26,191 lines.

Figure 3 – Lines in Service

Approximately 44% of the total net additions were generated by the Company’s fixed wireless telephony service, “Cantv Listo”, our primary initiative for capturing customers in underserved areas. As of June 2005, the fixed wireless service customer base totaled just over 200 thousand customers, of which 149 thousand were prepaid.

In line with our strategy, calling centers are beginning to replace traditional payphones as our primary means of public telephony service delivery. The percentage of public telephony lines served by calling centers grew from 21% at the end of second quarter 2004 to 29% as of June 30, 2005.

Internet subscribers – Dial-up and Broadband:

Internet subscribers grew 50.7% on a year-over-year basis from 282 thousand to 425 thousand, of which broadband (ADSL) subscribers increased as a percentage of total Internet subscribers from 36.9% at the end of June 2004 to 50.3% by the end of June 2005.

Local revenue decreased by 12.1% as the adjustment for residential tariffs has not been granted

Local Service Revenue:

Second quarter 2005 local service revenue of Bs. 231.4 billion was Bs. 32.0 billion lower (12.1%) compared to the same period in 2004.

The decline in Local service revenue primarily reflects the absence of a tariff increase and resulted in a decrease in real residential tariffs. Failure by CONATEL to approve residential tariffs increases since 2003 has resulted in 10.9% and 11.6% second quarter 2005 year-over-year real reductions in the weighted average usage and monthly recurring charge tariffs, respectively.

Figure 4 - Local Service Revenue

	(in millions of Bs.)
	2Q05	2Q04	Inc./(Dec.)%
Monthly recurring charge	125,928	143,052	(17,124)	(12.0)%
Installation	9,012	11,564	(2,552)	(22.1)%
Usage	96,435	108,716	(12,281)	(11.3)%

Total	231,375	263,332	(31,957)	(12.1)%

The monthly recurring charges component of local service revenue dropped 12.0% during second quarter 2005 compared to second quarter 2004 (see Figure 4). This decline was driven by 10.9% and 14.3% weighted average rate reductions in residential and non-residential postpaid tariffs, respectively. These declines were partially offset by a 2.6% increase in non-residential postpaid lines. Almost all of prepaid lines, which represent 24.0% of fixed lines by June 2005, do not generate monthly recurring charges.

The 22.1% decrease in installation revenue compared to second quarter of 2004 was primarily attributable to a decrease in the number of postpaid customer activations and a real decline in the average installation price of 9.9%. Activation of fixed wireless prepaid lines does not generate installation charges.

CANTV 2Q05 Earnings Commentary – July 27, 2005	NYSE: VNT	4

Local usage revenue decreased 11.3% due to a 10.9% real decrease in the weighted average tariff and a slight decrease of 0.4% in unbundled (billed) minutes. As shown in Figure 5, the respective 2.5% and 11.8% decreases in non-residential and public telephony traffic were partially offset by a 2.2% increase in residential traffic. The 2.2% increase in residential unbundled minutes is attributable to the 9.6% increase in new lines.

Figure 5 - Local Unbundled Minutes

	(in millions)
	2Q05	2Q04	Inc./(Dec.)%
Residential	1,550	1,517	33	2.2%
Non-residential	788	808	(20)	(2.5)%
Public telephony	180	204	(24)	(11.8)%

Total	2,518	2,529	(11)	(0.4)%

The reduction of 11.8% in public telephony traffic was driven by a 26.7% decrease in traffic generated in traditional payphones partially offset by a 15.1% increase in traffic generated in Telecommunication Centers. This reflects the increasing importance of Telecommunication Centers in public telephony.

DLD revenue decreased. Higher unbundled traffic partially offset revenue reduction

Domestic Long Distance Revenue:

Domestic Long Distance (DLD) revenue decreased Bs. 6.6 billion (8.0%) as compared to the second quarter of 2004. This decrease is attributable to a decrease in all long distance revenue service offerings (see Figure 6).

Figure 6 - DLD Revenue

	Revenue (in millions of Bs.)				Minutes (in millions)
	2Q05	2Q04	Inc./(Dec.)%		2Q05	2Q04	Inc./(Dec.)%
Residential	17,013	18,613	(1,600)	(8.6)%	119	112	7	6.3%
Non-residential	32,646	34,915	(2,269)	(6.5)%	168	163	5	3.1%
Public telephony	10,274	11,939	(1,665)	(13.9)%	71	67	4	6.0%

Total Unbundled	59,933	65,467	(5,534)	(8.5)%	358	342	16	4.7%

Nights and Weekends	14,957	15,978	(1,021)	(6.4)%	179	244	(65)	(26.6)%

Total	74,890	81,445	(6,555)	(8.0)%	537	586	(49)	(8.4)%

Compared to the same period in 2004 second quarter 2005 residential unbundled DLD revenue decreased 8.6% to Bs. 17.0 billion. The Bs. 1.6 billion decrease in residential domestic long distance revenue was driven by a 13.9% decrease in weighted average real rates, partially offset by an increase in unbundled traffic of 6.3%.

Non-residential domestic long distance revenue decreased Bs. 2.3 billion to Bs. 32.6 billion. This 6.5% decline is attributable to an 8.4% average tariff decrease, partially offset by a 3.1% increase in traffic (see Figure 6) The increase in traffic was the result of a higher non-residential customer base.

Public telephony domestic long distance revenue declined Bs. 1.7 billion to Bs. 10.3 billion. The 13.9% decline was attributable to an 18.3% drop in tariffs partially offset by a 6.0% increase in traffic. Increased competition prompted the implementation of promotions and discounts including lowering prices in nominal terms.

Revenue from our bundled DLD plans “Noches y Fines de Semana Libres” resulted from a 23.7% decline in the number of subscribers, driving a 26.6% drop in traffic, partially offset by higher weighted average real tariffs.

CANTV 2Q05 Earnings Commentary – July 27, 2005	NYSE: VNT	5

ILD revenue decreased 12.9% driven by a decline in outgoing weighted average tariffs

International Long Distance Revenue and net settlements:

Second quarter 2005 International Long Distance (ILD) revenue of Bs. 24.4 billion (2.0% of total revenue) reflected a 12.9% decrease over second quarter 2004 results, mainly due to a Bs. 3.0 billion decrease in outgoing revenue and a Bs. 0.6 billion decline in net settlements revenue.

The Bs. 3.0 billion (9.9%) decrease in ILD outgoing revenue reflected a 19.6% reduction in weighted average tariffs partially offset by a 7.0% increase in traffic (see Figure 7). The ILD tariffs’ drop is primarily attributable to competitive pressures.

Figure 7 - ILD Minutes

	(in millions)
	2Q05	2Q04	Inc./(Dec.)%
Incoming minutes	97	53	44	83.0%
Outgoing minutes	78	48	30	62.5%

Net Settlements	19	5	14	280.0%
Incoming/Outgoing ratio	1.24	1.10	0.14	12.6%
Outgoing minutes charged to customers	61	57	4	7.0%

The Bs. 0.6 billion net settlement revenue decrease on a year-over-year basis resulted from a Bs. 1.5 billion increase from current period net settlements revenue offset by Bs. 2.1 billion related to traffic exchanged in excess of the agreed portion with one operator during the period between August 2004 and May 2005. The Bs. 1.5 billion increase reflects an improved incoming/outgoing traffic ratio achieved by the Company through negotiations with key operators involving higher commitments for inbound traffic. As a result, on a year over year basis, incoming revenue increased 52.5% while outgoing traffic costs increased 32.7%.

IXC revenue increased driven mainly by higher outgoing traffic

Interconnection Revenue (Outgoing Fixed to Mobile and Incoming):

Quarterly interconnection revenues grew 10.6% on a year-over-year basis supported, respectively, by an 11.0% and a 7.7% increase in outgoing and incoming revenue (see Figure 8).

Figure 8 - Interconnection Revenue

	Revenue (in millions of Bs.)				Minutes (in millions)
	2Q05	2Q04	Inc./(Dec.)%		2Q05	2Q04	Inc./(Dec.)%
Local F-M Outgoing	132,059	117,880	14,179	12.0%	400	319	81	25.4%
DLD F-M Outgoing	59,233	54,447	4,786	8.8%	189	149	40	26.8%

Total Outgoing	191,292	172,327	18,965	11.0%	589	468	121	25.9%
Incoming	25,599	23,769	1,830	7.7%	456	442	14	3.2%

The 12.0% and 8.8% respective increases in Local and DLD fixed to mobile (F-M) outgoing revenue were driven by 25.4% and 26.8% traffic gains, respectively, over the same prior year period. Traffic increases were partially offset by respective real rate reductions of 12.5% and 15.8% for those revenue lines. Higher outgoing traffic resulted from a larger mobile market combined with a new fixed to mobile tariff designed to stimulate usage, with special emphasis on public telephony.

Incoming revenue increased 7.7% due to a 34.6% increase in real rates and a 3.2% growth in traffic. Growth in incoming traffic was generated by an increase in other operators’ fixed and mobile subscriber bases as well as international long distance calls received by other local operators that terminated in our network.

Mobile

Mobile revenue increased 36.3% on a year-over-year basis to Bs. 433.4 billion increasing the share of total revenues from 29.5% to 36.2%. Our mobile business continued to be the main driver of our revenue growth.

CANTV 2Q05 Earnings Commentary – July 27, 2005	NYSE: VNT	6

Mobile revenue increased by 36.3% in2Q05

The increase in mobile revenue was the result of a larger customer base, 6.1% higher average revenue per user (ARPU), and Bs. 40.3 billion (89.9%) increase in equipment sales.

Net adds of more than 407 thousand drove the mobile subscriber base to almost 3.6 million

Subscribers:

By the end of second quarter 2005, Movilnet’s subscriber base approached 3.6 million, a 27.6% increase on a year-over-year basis, and was comprised of 231 thousand (6.4%) postpaid and 3.4 million (93.6%) prepaid customers.

On a sequential basis, the addition of more than 407 thousand net customers drove a 12.8% increase over the first quarter 2005 subscriber base.

Figure 9 – Mobile subscribers

      2Q04      3Q04       4Q04       1Q05      2Q05

The strong subscriber growth was driven by the results of our second quarter promotions. One of the most relevant was Mother’s day promotion (“Mama Rumbea por 4 Meses”) launched in April 2005. This promotion offered new prepaid customers a Bs. 79,000 handset, four months free of recurring fees, plus a monthly allowance of 5,000 seconds and 50 SMS messages. New postpaid customers received a discount of Bs. 40,000 on their first bill. Current customers acquiring new equipment could activate a new line for free on their old mobile phone and receive bonuses for both lines. As a result, Movilnet processed a record 380 thousand new activations during May.

Total usage and ARPU grew 27.0% and 6.1% respectively

Usage and ARPUs:

A total of 879 million minutes of use (outgoing and incoming) were used during the second quarter 2005, a 27.0% increase when compared to the second quarter 2004 (see Figure 10).

Figure 10 - Mobile Minutes

	(in millions)
	2Q05	2Q04	Inc./(Dec.)%
Outgoing	758	605	153	25.3%
Incoming	121	87	34	39.1%

Total	879	692	187	27.0%
Incoming from related parties	225	166	59	35.5%

The 25.3% increase in the second quarter 2005 outgoing minutes resulted from a 64.1% increase in bundled traffic combined with a 4.8% growth in unbundled minutes. Compared to second quarter 2004 volumes, prepaid bundled plans, first introduced in April 2004, drove 85 million additional minutes in second quarter 2005. An additional 50 million minutes were generated by postpaid bundles.

During the second quarter 2005, higher ARPU was achieved in both subscriber segments. Postpaid and prepaid ARPU were Bs. 166,901 and Bs. 37,712, respectively, compared to Bs. 160,335 and Bs. 34,408 in the second quarter 2004. Blended ARPU grew 6.1%, reaching Bs. 46,360 compared to the Bs. 43,694 second quarter 2004 average.

SMS represents 14.3% of total mobile revenue

During the second quarter of 2005, SMS revenue totaled Bs. 79.1 billion, a 59.8% increase over the second quarter of 2004. Approximately 1,526 million messages, a 57.8% increase, were sent by our customers during the quarter. SMS represented 14.3% of the Company’s total second quarter mobile revenue.

Equipment sales represented 19.7% of mobile revenue

Handset sales during second quarter 2005 increased 89.9% on a year-over-year basis, representing 19.7% of mobile revenue. Movilnet sold over 704 thousand handsets for Bs. 85.2 billion during the second quarter 2005.

CANTV 2Q05 Earnings Commentary – July 27, 2005	NYSE: VNT	7

Broadband

Broadband revenue increased 25.1% driven by ADSL (ABA) subscriber growth

ADSL (ABA) and private circuits revenue totaled Bs. 151.7 billion (12.7% of total revenue) for the quarter, an increase of Bs. 30.4 billion (25.1%) on a year-over-year basis. The increase was due to a Bs. 35.4 billion (112.2%) increase in ADSL (ABA) revenue partially offset by a Bs. 5.0 billion (5.5%) decrease in private circuits revenue.

Figure 11 - Broadband

	Revenue (in millions of Bs.)				Subscribers (thousands)
	2Q05	2Q04	Inc./(Dec.)%		2Q05	2Q04	Inc./(Dec.)%
Private circuits	84,723	89,687	(4,964)	(5.5)%	16,461	18,437	(1,976)	(10.7)%
ADSL (ABA)	66,949	31,557	35,392	112.2%	211,612	104,121	107,491	103.2%

ADSL (ABA) lines experienced strong increases over the last 6 quarters, with 103.2% year-over-year growth measured at the end of the second quarter. As of June 2005, our ADSL (ABA) customer base totaled almost 212 thousand lines. Our continued investment and commercial efforts have fuelled the strong ADSL (ABA) sales momentum, as evidenced by the 25 thousand second quarter net ADSL (ABA) additions.

EXPENSE AND MARGIN ANALYSIS

Total Operating Expenses

Total operating expenses increase of 26.4%

Second quarter 2005 total operating expenses increased Bs. 254.3 billion or 26.4%, to Bs. 1,218.7 billion compared to the second quarter 2004 and reflects a Bs. 223.3 billion, or 31.4%, increase in cash operating expenses, combined with a Bs. 31.0 billion, or 12.2%, increase in depreciation and amortization expenses.

The increase in cash operating expenses was mainly driven by a Bs. 207.1 billion (40.7%) increase in operations, maintenance, repairs and administrative expenses resulting from the growth related increase in costs, second quarter’s mobile promotional efforts described above, change in the accounting treatment of post retirement benefit obligations expense and an increase in labor related legal contingencies. These last two drivers of the increase have no cash impact.

The Bs. 115.4 billion (136.3%) increase in cost of sales over second quarter 2004 was largely driven by a 382% increase in cellular handset sales at various levels of subsidies.

The change in the accounting treatment of post retirement benefit obligations expense described above in the Initial Notes resulted in Bs. 24.4 billion higher labor benefit costs compared to second quarter 2004. Second quarter 2004 has not been restated.

The provision for legal contingencies increased Bs. 57.5 billion in second quarter 2005 compared to same period a year ago, as a result of a higher estimation of risks associated with labor matters.

Also contributing to the increase was a Bs. 25.1 billion increase in contractor expenses supporting customer service activities and network and software maintenance.

Interconnection costs increased by Bs. Bs. 13.9 billion (12.3%) driven by higher traffic volumes.

The increase in depreciation and amortization expense resulted from the additions to fixed assets generated by 2004 and 2005 capital investments.

CANTV 2Q05 Earnings Commentary – July 27, 2005	NYSE: VNT	8

EBITDA and EBITDA Margin

EBITDA of Bs. 264.4 billion, 28.1% lower than 2Q04, EBITDA Margin of 22%

Second quarter EBITDA decreased 28.1% to Bs. 264.4 billion from Bs. 367.8 billion reported for the same period in 2004. As a percentage of revenue, EBITDA margin declined 1,200 basis points compared to the second quarter of 2004. The percentage decline resulted from 31.4% increase in cash operating expenses largely from cellular handsets sales as explained above while revenue increased at a lower rate of 11.1%. Despite healthy growth in customers and traffic, total revenue growth continued to be curbed by the absence of fixed regulated tariff increases.

The Bs. 38.1 billion additional expense recorded for the second quarter 2005 related to the change in the accounting treatment of the pension and postretirement benefit obligation, and the Bs. 57.5 billion higher legal contingency provisions had a negative impact on EBITDA margin of 318 basis points and 480 basis points, respectively.

For a reconciliation of EBITDA to GAAP financial measures please refer to the section on Reconciliation of Non-GAAP financial measures on page 15.

Other Income, net and Taxes

Other Income from higher interest income and gain from net monetary result

Other income, net of Bs. 48.8 billion was recorded during the second quarter 2005 compared to Bs. 11.3 billion during the second quarter 2004. Interest income increased by Bs. 8.6 billion or 74.3% due to higher short-term investments. Second quarter interest expense increased by Bs. 2.9 billion or 59.8% due to higher average interest rates related to commercial paper and bolivar denominated debt. The exchange gain decreased by Bs. 1.0 billion in the second quarter of 2005 compared to the same period in 2004, due to devaluation of the Japanese yen against the Bolivar.

A Bs. 41.6 billion gain from net monetary position was recorded in the second quarter of 2005 compared to the Bs. 4.7 billion loss recorded during the second quarter of 2004. The swing was attributable to a higher average net monetary liability position driven mostly by the reclassification of pension and postretirement benefits liabilities to monetary items. Other expense of Bs. 9.4 billion was recorded in the second quarter of 2005 compared to Other income of Bs. 4.2 billion in the second quarter of 2004 resulting primarily from bank debit taxes related to financial transactions.

The income tax provision recorded in the second quarter 2005 increased by Bs. 14.8 billion to Bs. 23.9 billion compared to the same period a year ago. The current tax provision increased by Bs. 25.1 billion due to higher taxable income and the expiration of investment income tax credits on December 31, 2004. The deferred tax benefit increased by Bs. 10.3 billion or 95.7% to Bs. 21.1 billion in the second quarter of 2005 when compared to Bs. 10.8 billion in the same period of 2004 due to higher book provisions creating an additional deferred tax asset. As indicated in the Initial Note, beginning the second quarter 2005, deferred taxes according to DPC 3 was recorded and all prior periods presented have been restated.

Net income

Net income of Bs. 4.6 compared to Bs. 114.2 billion in 2Q04

Second quarter net income totaled Bs. 4.6 billion compared to Bs. 114.2 billion in the second quarter of 2004. This was the result of a Bs. 134.4 decrease from an operating income to an operating loss, combined with higher taxes.

CANTV 2Q05 Earnings Commentary – July 27, 2005	NYSE: VNT	9

CASH FLOW ANALYSIS

Increase in CAPEX reduced free cash flow for the period

Free cash flow for the six-month period ended June 30, 2005 totaled Bs. 368.9 billion, 32.6% lower than the amount reported in the first half of 2004. This Bs. 178.5 billion year-over-year reduction in FCF was driven by a Bs. 98.4 billion decrease in cash earnings (net income or loss adjusted for non cash items), a Bs. 162.6 billion increase in capital expenditures, partially offset by a Bs. 82.5 billion increase in the net balance of current and non-current assets and liabilities. (See Reconciliation of Non-GAAP financial measures on page 15).

June 2005 year to date net cash used in financing activities totaled Bs. 323.2 billion and primarily reflected the payment of Bs. 326.3 billion in dividends.

The Company’s net cash position totaled Bs. 794.5 billion as of June 30, 2005, compared to Bs. 788.7 billion as of December 31, 2004. (See also Reconciliation of Non-GAAP financial measures).

Capital Expenditures

CAPEX continues to focus on CDMA-1X, ADSL and information systems

Capital and software expenditures for the six-month period ended June 30, 2005 totaled Bs. 338.7 billion, a Bs. 162.6 billion (92.3%) increase over the same period of 2004. 2005 capital expenditures continue to focus on: i) the expansion of our CDMA-1X network footprint to support projected demand in mobile and fixed wireless services; ii) the deployment of backbone and data networks to sustain the growth in our ABA (ADSL) and other data product lines; and iii) the integration and transformation of the Company’s information systems. In addition, the Company is deploying Evolution Data Optimized (EVDO) technology for wireless broadband services and has initiated the substitution of analog switches with multi-service access nodes to support service enhancements and increase operating efficiency.

Debt

During the six-month period ended 2005, Cantv’s debt payment totaled Bs. 71.8 billion, a Bs. 154.0 billion decrease when compared to same period in 2004. 2005 payments included a Bs. 15.5 billion (US$7.2 million) on International Finance Corporation (IFC) loans, a Bs. 10.0 billion (¥541.0 million) to Japan’s Eximbank and Bs. 46.3 billion of commercial paper and local banks loans. During the first half of 2004, payments of Bs. 225.8 billion included Bs. 200.8 billion (US$100 million) for Yankee Bonds, Bs. 14.4 billion (US$7.2 million) for the IFC loans and Bs. 10.3 billion (¥541.0 million) to the Japans’ Eximbank and Bs. 0.3 billion for local loans.

As of June 30, 2005, debt balances totaled Bs. 277.6 billion, a Bs. 5.7 billion decrease compared to debt balances as of June 30, 2004. Since December 2004, the Company has issued commercial paper, totaling Bs. 71.7 billion as of June 30, 2005.

As a percentage of Equity, total debt was 6.2% as of June 30, 2005 compared to 5.9% as of June 30, 2004.

OTHER DEVELOPMENTS

Exchange Control

The exchange control regime that was established by the Government on January 21, 2003, remains in effect. At its outset, the exchange rate was fixed at Bs. 1,600 per US$1. It was next adjusted on February 6, 2004 to Bs. 1,920 per US$1. On March 2, 2005, the official exchange rate was again adjusted to the current rate of Bs. 2,150 per US$1.

The Company has received approvals from the Comisión de Administración de Divisas (CADIVI) (the Government’s Commission for Administration of Foreign Exchange) to acquire US$607.9 million since the implementation of the exchange controls, for payments of foreign goods and services (US$445.5 million) and interest and debt payments (US$162.4 million). During the second quarter of 2005, the Company received approvals from CADIVI to acquire US$78.9 million for payments of foreign goods.

CANTV 2Q05 Earnings Commentary – July 27, 2005	NYSE: VNT	10

As of June 30, 2005, CADIVI had approved US$354.5 million since the implementation of the exchange controls for the conversion of Bolivars to US dollars for repatriation of dividends. Additionally, in July 2005, Cantv received approval from CADIVI for the conversion of bolivars to US dollars in the amount of US$92.2 million for repatriation to ADS holders of the dividends paid in bolivars in April 2005.

Adoption of International Reporting Financial Standards (IFRS)

Pursuant to Resolution No. 157-2004 published in the Official Gazette of Venezuela No. 38,085 dated December 13, 2004, Comisión Nacional de Valores (CNV) (the Venezuelan Securities Commission) resolved that companies making public securities offers under the Capital Markets Law must prepare and present their financial statements in accordance with International Financial Reporting Standards (IFRS) beginning January 1, 2006 with a January 1, 2005 effective date. In addition, these companies must prepare and present to the CNV a supplementary Balance Sheet as of December 31, 2004 according to IFRS together with notes related to the main accounting policies used, and a detailed description of the adjustments performed to convert the balance sheet to IFRS to be delivered to the CNV before June 30, 2005. The supplementary balance sheet will be used by the CNV only to evaluate the effects of this adoption and it is not deemed to be public information. On June 29, 2005, Resolution No. 68-2005 published in the Official Gazette of Venezuela No. 38,218 was issued also requiring presenting a supplemental income statement for the year ended December 31, 2004 on or before June 30, 2005. Cantv has requested additional time from the CNV to assess and fulfill this requirement. Cantv delivered the Balance Sheet data as required and continues to assess the effects of this adoption on its financial statements.

CANTV 2Q05 Earnings Commentary – July 27, 2005	NYSE: VNT	11

FINANCIAL STATEMENTS DATA

Income statement data

For the quarters ended June 30, 2005 and 2004

(Adjusted for inflation and expressed in millions of constant bolivars as of June 30, 2005, and millions of US dollars, except per share amounts)

	Bs. 2005	% of total operating revenues	Bs. 2004	% of total operating revenues	US$ 2005	US$ 2004	% increase (Decrease)
			(Restated)			(Restated)
Operating Revenue
Fixed revenue
Local services	231,375	19.3%	263,332	24.4%	108	123	(12.1)%
Domestic long distance usage	74,890	6.3%	81,445	7.6%	35	38	(8.0)%
International long distance	26,974	2.3%	29,946	2.8%	13	14	(9.9)%
Net settlements	(2,606)	(0.2)%	(1,977)	(0.2)%	(2)	(1)	31.8%

Total international long distance	24,368	2.0%	27,969	2.6%	11	13	(12.9)%
Fixed to mobile - Outgoing	191,292	16.0%	172,327	16.0%	89	80	11.0%
Interconnection incoming	25,599	2.1%	23,769	2.2%	12	11	7.7%

Total interconnection	216,891	18.1%	196,096	18.2%	101	91	10.6%
Other wireline-related services	47,674	4.0%	33,818	3.1%	22	16	41.0%
Internet dial-up	14,815	1.2%	15,207	1.4%	7	7	(2.6)%
Other telecommunications-related services	2,634	0.2%	20,770	1.9%	1	9	(87.3)%

Total Internet dial-up and other	65,123	5.4%	69,795	6.5%	30	32	(6.7)%

Total fixed revenue	612,647	51.2%	638,637	59.3%	285	297	(4.1)%
Mobile revenue	433,423	36.2%	317,941	29.5%	202	148	36.3%
Broadband revenue
Private circuits	84,723	7.1%	89,687	8.3%	39	41	(5.5)%
ADSL (ABA)	66,949	5.6%	31,557	2.9%	31	15	112.2%

Total broadband revenue	151,672	12.7%	121,244	11.2%	70	56	25.1%

Total operating revenue	1,197,742	100.0%	1,077,822	100.0%	557	501	11.1%

Operating Expenses
Provision for uncollectibles	17,635	1.5%	23,342	2.2%	8	11	(24.4)%
Operations, maintenance, repairs and administrative	716,472	59.8%	509,344	47.3%	333	237	40.7%
Interconnection cost	126,388	10.6%	112,529	10.4%	59	52	12.3%
Concession and other taxes	72,886	6.1%	64,852	6.0%	34	30	12.4%

	933,381	77.9%	710,067	65.9%	434	330	31.4%
EBITDA	264,361	22.1%	367,755	34.1%	123	171	(28.1)%

EBITDA Margin	22%		34%		22%	34%	(1,200 bps )
Depreciation and amortization	285,327	23.8%	254,315	23.6%	133	118	12.2%

Total operating expenses	1,218,708	101.8%	964,382	89.5%	567	448	26.4%

Operating Income (Loss)	(20,966)	(1.8)%	113,440	10.5%	(10)	53	N.M.

Other Income, net
Interest income	20,283	1.7%	11,634	1.1%	10	5	74.3%
Interest expense	(7,742)	(0.6)%	(4,844)	(0.4)%	(4)	(2)	59.8%
Exchange gain, net	3,953	0.3%	4,973	0.5%	2	2	(20.5)%
Gain (loss) from net monetary position	41,609	3.5%	(4,692)	(0.4)%	19	(2)	N.M.

Net financing benefit	58,103	4.9%	7,071	0.7%	27	3	721.7%
Other	(9,350)	(0.8)%	4,220	0.4%	(4)	2	N.M.

	48,753	4.1%	11,291	1.0%	23	5	331.8%

Income before Income Taxes	27,787	2.3%	124,731	11.6%	13	58	(77.7)%
Income Tax
Current	45,002	3.8%	19,914	1.8%	21	9	126.0%
Deferred (benefit)	(21,066)	(1.8)%	(10,766)	(1.0)%	(10)	(5)	95.7%

Total income tax	23,936	2.0%	9,148	0.8%	11	4	161.7%
Minority Interest	(785)	(0.1)%	1,343	0.1%	—	1	N.M.

Net Income	4,636	0.4%	114,240	10.6%	2	53	(95.9)%

Earnings per Share	6	0.0%	147	0.0%	0.00	0.07	(95.9)%

Earnings per ADS (based on 7 shares per ADS)	42	0.0%	1,031	0.0%	0.02	0.48	(95.9)%

Average Shares Outstanding (in millions)	776		776		776	776

CANTV 2Q05 Earnings Commentary – July 27, 2005	NYSE: VNT	12

Income statement data

For the six-month period ended June 30, 2005 and 2004

(Adjusted for inflation and expressed in millions of constant bolivars as of June 30, 2005, and millions of US dollars, except per share amounts)

	Bs. 2005	% of total operating revenues	Bs. 2004	% of total operating revenues	US$ 2005	US$ 2004	% Increase (Decrease)
			(Restated)			(Restated)
Operating Revenue
Fixed revenue
Local services	465,683	19.7%	529,419	25.5%	218	246	(12.0)%
Domestic long distance usage	153,171	6.5%	159,196	7.7%	71	74	(3.8)%
International long distance	56,519	2.4%	60,314	2.9%	26	28	(6.3)%
Net settlements	(2,374)	(0.1)%	(2,918)	(0.1)%	(1)	(1)	(18.6)%

Total international long distance	54,145	2.3%	57,396	2.8%	25	27	(5.7)%
Fixed to mobile - Outgoing	373,725	15.8%	338,943	16.3%	173	157	10.3%
Interconnection incoming	52,807	2.2%	44,590	2.1%	25	21	18.4%

Total interconnection	426,532	18.1%	383,533	18.5%	198	178	11.2%
Other wireline-related services	78,845	3.3%	65,107	3.1%	37	30	21.1%
Internet dial-up	30,213	1.3%	30,198	1.5%	14	14	0.0%
Other telecommunications-related services	20,843	0.9%	20,950	1.0%	9	10	(0.5)%

Total Internet dial-up and other	129,901	5.5%	116,255	5.6%	60	54	11.7%

Total fixed revenue	1,229,432	52.1%	1,245,799	60.0%	572	579	(1.3)%
Mobile revenue	840,345	35.6%	603,970	29.1%	391	281	39.1%
Broadband revenue
Private circuits	166,592	7.1%	168,073	8.1%	77	79	(0.9)%
ADSL (ABA)	122,827	5.2%	58,723	2.8%	57	27	109.2%

Total broadband revenue	289,419	12.3%	226,796	10.9%	134	106	27.6%

Total operating revenue	2,359,196	100.0%	2,076,565	100.0%	1,097	966	13.6%

Operating Expenses
Provision for uncollectibles	41,139	1.7%	46,640	2.2%	19	22	(11.8)%
Operations, maintenance, repairs and administrative	1,259,393	53.4%	940,639	45.3%	586	437	33.9%
Interconnection cost	248,938	10.6%	205,422	9.9%	116	96	21.2%
Concession and other taxes	134,257	5.7%	126,864	6.1%	62	59	5.8%

	1,683,727	71.4%	1,319,565	63.5%	783	614	27.6%
EBITDA	675,469	28.6%	757,000	36.5%	314	352	(10.8)%

EBITDA Margin	29%		36%		29%	36%	(700 bps )
Depreciation and amortization	507,226	21.5%	568,959	27.4%	236	265	(10.9)%

Total operating expenses	2,190,953	92.9%	1,888,524	90.9%	1,019	879	16.0%

Operating Income	168,243	7.1%	188,041	9.1%	78	87	(10.5)%

Other Income (Expense), net
Interest income	43,555	1.8%	29,126	1.4%	20	13	49.5%
Interest expense	(13,394)	(0.6)%	(11,577)	(0.6)%	(6)	(5)	15.7%
Exchange gain (loss), net	31,312	1.3%	(368)	(0.0)%	15	—	N.M.
Gain (loss) from net monetary position	40,732	1.7%	(33,668)	(1.6)%	19	(16)	N.M.

Net financing benefit (cost)	102,205	4.3%	(16,487)	(0.8)%	48	(8)	N.M.
Other	78,762	3.3%	6,887	0.3%	36	4	1043.6%

	180,967	7.7%	(9,600)	(0.5)%	84	(4)	N.M.

Income before Income Taxes	349,210	14.8%	178,441	8.6%	162	83	95.7%
Income Tax
Current	68,130	2.9%	35,621	1.7%	32	16	91.3%
Deferred (benefit)	(1,716)	(0.1)%	(65,048)	(3.1)%	(1)	(30)	(97.4)%

Total income tax (benefit)	66,414	2.8%	(29,427)	(1.4)%	31	(14)	N.M.
Minority Interest	462	0.0%	1,520	0.1%	—	1	(69.6)%

Net Income	282,334	12.0%	206,348	9.9%	131	96	36.8%

Earnings per Share	364	0.0%	266	0.0%	0.17	0.12	36.8%

Earnings per ADS (based on 7 shares per ADS)	2,547	0.0%	1,861	0.0%	1.18	0.87	36.8%

Average Shares Outstanding (in millions)	776		776		776	776

CANTV 2Q05 Earnings Commentary – July 27, 2005	NYSE: VNT	13

Balance sheet data

As of June 30, 2005 and December 31, 2004

(Adjusted for inflation and expressed in millions of constant bolivars as of June 30, 2005, and millions of US dollars)

	June 30, 2005	December 31, 2004	US$ 2005	US$ 2004
		(Restarted)		(Restarted)
Assets

Current Assets:
Cash and temporary investments	1,072,137	1,072,073	499	499
Accounts receivable, net of provision for uncollectibles of Bs. 112,587 and Bs. 104,593, respectively	563,673	505,945	262	235
Accounts receivable from Venezuelan Government entities	166,203	196,500	77	91
Inventories and supplies, net	306,807	282,987	143	132
Deferred tax asset	137,947	141,237	64	66
Other current assets	64,679	50,872	30	23

Total current assets	2,311,446	2,249,614	1,075	1,046

Property, plant and equipment, net of accumulated depreciation of Bs. 17,708,741 and Bs. 17,465,432, respectively	4,214,415	4,398,079	1,960	2,046
Cellular concession, net	196,781	200,437	92	93
Accounts receivable from Venezuelan Government entities	72,832	41,681	34	19
Deferred tax asset	190,182	208,846	88	97
Other assets	362,597	380,621	169	178

Total assets	7,348,253	7,479,278	3,418	3,479

Liabilities and Shareholders’ Equity

Current Liabilities:
Short-term debt	195,610	183,110	91	85
Accounts payable	781,067	800,132	363	372
Accrued employee benefits	156,083	92,955	73	43
Short-term pension and other post-retirement benefits obligations	97,893	95,960	46	45
Dividends payable	99,183	25,445	46	12
Concession tax	56,710	69,504	26	32
Subscriber rights	77,836	80,746	36	38
Deferred revenue	129,297	158,456	60	74
Income, value added and other taxes	69,981	81,117	33	38
Other current liabilities	115,035	93,605	53	43

Total current liabilities	1,778,695	1,681,030	827	782

Long-Term Liabilities:
Long-term debt	82,007	100,229	38	47
Deferred tax liability	82,438	86,681	38	40
Provision for legal and tax contingencies	175,535	131,953	82	61
Pension plan obligations	194,028	264,541	90	123
Post-retirement benefit obligations	519,751	493,249	243	230

	2,832,454	2,757,683	1,318	1,283
Total liabilities

Minority Interests	4,093	4,823	2	2

Shareholders’ Equity	4,511,706	4,716,772	2,098	2,194

Total liabilities and shareholders’ equity	7,348,253	7,479,278	3,418	3,479

CANTV 2Q05 Earnings Commentary – July 27, 2005	NYSE: VNT	14

Cash flow data

For the six-month period ended June 30, 2005 and 2004

(Adjusted for inflation and expressed in millions of constant bolivars as of June 30, 2005, and millions of US dollars)

	Bs. 2005	Bs. 2004	US$ 2005	US$ 2004
		(Restated)		(Restated)
Operating activities:
Net income	282,334	206,348	131	96
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain) loss from net monetary position	(40,732)	33,668	(19)	16
Exchange (gain) loss, net	(31,312)	368	(15)	—
Gain in sale of investments	(85,599)	—	(40)	—
Depreciation and amortization	507,226	568,959	236	265
Deferred income tax (benefit)	(1,716)	(65,048)	(1)	(30)
Provision for uncollectibles	41,139	46,640	19	22
Provision for inventories obsolescence	(6,212)	11,497	(3)	5
Provision for legal and tax contingencies	76,598	37,650	36	18

Changes in current assets and liabilities	(144,952)	(115,385)	(67)	(54)

Changes in non-current assets and liabilities	110,875	(1,120)	52	(1)

Net cash provided by operating activities	707,649	723,577	329	337

Investing activities:
Acquisition of software, net of disposals	(58,894)	(15,565)	(27)	(7)
Capital expenditures, net of disposals	(279,853)	(160,617)	(131)	(75)

Net cash used in investing activities	(338,747)	(176,182)	(158)	(82)

Free cash flow	368,902	547,395	171	255

Financing activities:
Proceeds from borrowings	71,692	—	34	—
Payments of debt	(71,791)	(225,786)	(33)	(105)
Dividend payments	(326,290)	(380,699)	(152)	(177)
Assignment (purchase) of shares for the workers benefit fund	3,210	(5,555)	1	(3)

Net cash used in financing activities	(323,179)	(612,040)	(150)	(285)

Increase (decrease) in cash and temporary investments before loss in purchasing power of cash and temporary investments and foreign exchange gain of cash and temporary investments	45,723	(64,645)	21	(30)

Loss in purchasing power of cash and temporary investments	(76,284)	(86,844)	(35)	(40)
Foreign exchange gain of cash and temporary investments	30,625	36,190	14	17

Increase (decrease) in cash and temporary investments	64	(115,299)	—	(53)

Cash and temporary investments:
Beginning of the period	1,072,073	916,334	499	426

End of the period	1,072,137	801,035	499	373

CANTV 2Q05 Earnings Commentary – July 27, 2005	NYSE: VNT	15

Reconciliation of Non-GAAP financial measures

(In millions of constant bolivars as of June 30, 2005)

For the quarters ended June 30, 2005 and 2004		Bs. 2005	Bs. 2004	US$ 2005	US$ 2004
			(Restated)		(Restated)
EBITDA
Net income		4,636	114,240	2	53
Plus: Income tax		23,936	9,148	11	4
Plus: Minority interest		(785)	1,343	—	1
Minus: Other income, net		48,753	11,291	23	5
Plus: Depreciation and amortization		285,327	254,315	133	118

EBITDA		264,361	367,755	123	171

EBITDA Margin
EBITDA	=	264,361	367,755	123	171

Total operating revenues		1,197,742	1,077,822	557	501
EBITDA Margin		22%	34%	22%	34%

For the six-month period ended June 30, 2005 and 2004		Bs. 2005	Bs. 2004	US$ 2005	US$ 2004
			(Restated)		(Restated)
EBITDA
Net income		282,334	206,348	131	96
Plus: Income tax (benefit)		66,414	(29,427)	31	(14)
Plus: Minority interest		462	1,520	—	1
Minus: Other income (expense), net		180,967	(9,600)	84	(4)
Plus: Depreciation and amortization		507,226	568,959	236	265

EBITDA		675,469	757,000	314	352

EBITDA Margin
EBITDA	=	675,469	757,000	314	352

Total operating revenues		2,359,196	2,076,565	1,097	966
EBITDA Margin		29%	36%	29%	36%

Cash Earnings
Net income		282,334	206,348	131	96
Plus: (Gain) loss from net monetary position		(40,732)	33,668	(19)	16
Plus: Exchange (gain) loss, net		(31,312)	368	(15)	—
Plus: Gain in sale of investments		(85,599)	—	(40)	—
Plus: Depreciation and amortization		507,226	568,959	236	265
Plus: Deferred income tax (benefit)		(1,716)	(65,048)	(1)	(30)
Plus: Provision for uncollectibles		41,139	46,640	19	22
Plus: Provision for inventories obsolescence		(6,212)	11,497	(3)	5
Plus: Provision for legal and tax contingencies		76,598	37,650	36	18

Cash Earnings		741,726	840,082	344	392

Free cash flow
Net cast provided by operating activities		707,649	723,577	329	337
Minus: Net cash used in investing activities		(338,747)	(176,182)	(158)	(82)

Free cash flow		368,902	547,395	171	255

As of June 30, 2005 and December 31, 2004		June 30, 2005	December 31, 2004	US$ 2005	US$ 2004
			(Restated)		(Restated)
Net Cash Position
Cash and temporary investments		1,072,137	1,072,073	499	499
Minus: Short-term debt		195,610	183,110	91	85
Minus: Long-term debt		82,007	100,229	38	47

Net cash position		794,520	788,734	370	367

CANTV 2Q05 Earnings Commentary – July 27, 2005	NYSE: VNT	16

2005 REVISED GUIDANCE

•	The Company is updating its Guidance for 2005, based on prospects in the mobile market and other considerations. The potential effect of the adverse decision in the lawsuit regarding the adjustment of pensions of retirees of Cantv is not included in this revised guidance.

•	Macroeconomic indicators presented here are based on a compilation of market consensus and constitute the Company’s current working scenario assumed to define the Guidance for operating and financial indicators

MACROECONOMIC INDICATORS

	Original range		Revised range
	From	To	From	To
Economic growth
Total GDP Growth	4.0%	7.0%	7.0%	10.0%
Oil GDP Growth	3.0%	6.0%	2.0%	5.0%
Average oil price (US$ per barrel) *	30.0	36.0	42.0	48.0
Non-Oil GDP Growth	4.0%	7.0%	8.0%	11.0%
Communication GDP	5.0%	8.0%	10.0%	13.0%
Exchange rate (Bs./US$)
Average	2,131.0	2,256.0	2,102.0	2,102.0
Year-end	2,150.0	2,300.0	2,150.0	2,150.0
Devaluation (Year-to-Year)	12%	20%	12%	12%
Inflation (CPI)
CPI	16.0%	23.0%	12.0%	19.0%
WPI	19.0%	26.0%	13.0%	20.0%

*	Venezuelan basket

KEY OPERATING INDICATORS

			Revised range
	Original growth range		Growth range		EOY Number		Actual 2004
	From	To	From	To	From	To
Fixed access lines *	5.0%	7.0%	5.0%	7.0%	3,028	3,086	2,884.0
Mobile subscribers	9.0%	11.0%	25.6%	32.0%	3,900	4,100	3,106.0
ADSL lines	95.0%	105.0%	69.8%	82.4%	270	290	159.0
Regulated Tariffs Effective Increase	8.0%	15.0%			NM	NM

*	Excludes ADSL and private circuits

KEY FINANCIAL INDICATORS

(Growth rates in real terms and full year figures expressed in billions of Bs. estimated as of December 2005)

			Revised range
	Original growth range		Growth range		EOY Number
	From	To	From	To	From	To
Revenue	12%	9%	12%	17%	5,300.0	5,500.0
Cash operating expenses	15%	11%	24%	25%	3,975.0	4,015.0
EBITDA	5%	6%	(10)%	(5)%	1,390.0	1,453.0
EBITDA Margin (bp and percentages)	(210)	(100)	(718)	(518)	26.2%	26.4%
Net Income (loss)	24%	34%	(63)%	(18)%	130.4	290.4
CAPEX	51%	47%	53%	71%	948.0	1,060.0
Free Cash Flow	(47)%	(40)%	(63)%	(56)%	415.5	500.5

CANTV 2Q05 Earnings Commentary – July 27, 2005	NYSE: VNT	17

COMPANY PROFILE

Cantv, a Venezuelan corporation, is the leading Venezuelan telecommunications services provider with approximately 3.0 million fixed access lines in service, 3.6 million mobile subscribers and 228 thousand broadband subscribers as of June 30, 2005. The Company’s principal strategic shareholder is a wholly-owned subsidiary of Verizon Communications Inc. with 28.5% of the capital stock. Other major shareholders include the Venezuelan Government with 6.6% of the capital stock (Class B Shares), employees, retirees and employee trusts which own 6.9% (Class C Shares) and Telefónica de España, S.A. with 6.9%. Public shareholders hold the remaining 51.1% of the capital stock.

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS:

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

GLOSSARY OF KEY TERMS

ADSL:	Asymmetrical Digital Subscriber Lines.

ARPU:	Average monthly revenue per mobile user excluding handset sales, taxes and late-payment charges. This measurement is specific for the mobile business.

Bundled minutes:	Actual minutes used by the customer within the minutes allowed under variously priced monthly customer tariff plans that include a maximum number of allowed minutes within the monthly tariff.

Cash earnings:	Net income adjusted for non cash items or adjustments to reconcile net income to net cash provided by operating activities.

Cash operating expenses:	Operating expenses excluding depreciation and amortization.

EBITDA:	Earnings before interest, taxes, depreciation and amortization, equivalent to operating income plus depreciation and amortization.

EBITDA margin:	EBITDA as a percent of total operating revenue.

EPADS:	Earnings per ADS.

Free cash flow (FCF):	Cash flow from operating activities minus cash used in investing activities.

IXC:	Interconnection.

Net cash position	Cash and temporary investments minus short-term and long-term debt.

SMS:	Short text mobile messaging service.

Total debt:	Short-term plus long-term debt.

Unbundled minutes:	Minutes in excess of the limits set forth in a specific monthly customer tariff plan that are billed to the customer on a per minute basis in addition to the basic monthly tariff plan that the customer has selected.

CANTV 2Q05 Earnings Commentary – July 27, 2005	NYSE: VNT	18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL
TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ Armando Yañes
Armando Yañes
Chief Financial Officer

Date: July 28, 2005